MR

10027107

SEC Mail Processing Section

FEB 2 6 2010

Washington, DC 110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2009** (MM/DD/YY) AND ENDING **DECEMBER 31, 2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **HAROLD H. OSHIMA D/B/A OSHIMA & ASSOCIATES**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 MERCHANTS ROW
(No. and Street)

BOSTON	MASSACHUSETTS	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HAROLD OSHIMA — **(617) 523-1527** (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/6

OATH OR AFFIRMATION

I, **HAROLD H. OSHIMA**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **OSHIMA & ASSOCIATES**, as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PROPRIETOR
Title

____
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Notary Signature Witnessing

Harold H. Oshima
Printed Name

Signature

~~Passport or~~ Drivers License (*Circle ID Type & Mark through other)*

S10606822
ID #

Massachusetts
Issuing entity

12.04.2012
Exp Date

On This 23rd day of February ~~2009,~~ 2010 before me, the undersigned Notary Public, personally appeared Harold H. Oshima proved to me through satisfactory evidence of identification, which were MA d.L., to be the person whose name is signed on the preceding or attached document in my presence

(official signature and seal of Notary)

Notary Seal/Stamp:

JOAN D. OWEN
MY COMMISSION EXPIRES JULY 1, 2016
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Notary wording from Apostilles and Certificates of Appointment; updated on 9/9/08

OSHIMA & ASSOCIATES
(A PROPRIETORSHIP)

FINANCIAL STATEMENT

December 31, 2009

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

Harold Oshima
D/B/A Oshima & Associates
Boston, Massachusetts

We have audited the accompanying statements of financial condition of Oshima & Associates (a proprietorship)(the "Company") as of December 31, 2009 and the related statements of operations, changes in owner's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oshima & Associates as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 10 and12 is presented for purpose of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act or 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

February 23, 2010

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Assets:		
Cash and cash equivalents	$	8,240
Accounts receivable		4,363
Furniture and equipment, net of accumulated depreciation of $3,747		1,058
Marketable securities available for sale		2,651
Deposits with clearing broker		97
	$	16,409

LIABILITIES AND OWNER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	4,109
		4,109
Owner's equity:		
Owner's capital		18,553
Cumulative other comprehensive income (loss)		(6,253)
		12,300
	$	16,409

The accompanying notes are an integral part of these financial statements.

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

Revenues:	
Commissions and fees	$ 177,924
Other income	17
Total revenues	177,941
Expenses:	
Compensation and employee benefit	43,540
Occupancy	38,500
Professional fees	3,500
Telephone and communications	3,012
Other operating expenses	38,302
Total expenses	126,854
Net income	51,087
Other comprehensive income:	
Unrealized gain on marketable securities	1,031
Comprehensive income	$ 52,118

The accompanying notes are an integral part of these financial statements.

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENTS OF CHANGES OWNER'S IN EQUITY
For the Year Ended December 31, 2009

	Owner's Capital	Cumulative Other Comprehensive Income	Total Equity
Balances, January 1, 2009	$ 36,288	$ (7,284)	$ 29,004
Net income	51,087		51,087
Other comprehensive income			
Realized loss on sale			
Unrealized holding gain		1,031	1,031
Distributions to owner	(68,822)		(68,822)
Balances, December 31, 2009	18,553	$ (6,253)	$ 12,300

The accompanying notes are an integral part of these financial statements

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net income (loss)	$ 52,118
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	961
(Increase) decrease in:	
Accounts receivable	15,579
Prepaid insurance	854
Deposit with clearing broker	663
Marketable securities	(1,791)
Increase (decrease) in:	
Accounts payable and accrued liabilities	741
Net cash provided in operating activities	69,125
Cash flows from financing activities:	
Owner withdrawals	(68,822)
Net cash used in financing activities	(68,822)
Net increase in cash and cash equivalents	303
Cash and cash equivalents at beginning of period	7,937
Cash and cash equivalents at end of period	$ 8,240

The accompanying notes are an integral part of these financial statements.

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Oshima & Associates (the "Company") is a proprietorship of Harold Oshima, and is registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

The Company's commission income is derived from purchases and sales of securities on behalf of customers and from advisory fees. The Company does not engage in proprietary trading activities. Fees are also charged for tax and financial advisory services.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2009, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a proprietorship, all income of the Company is taxed to Harold Oshima. Therefore, no provision is shown for federal or state income taxes in the financial statements.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2009, the Company's had excess net capital of $5,747 and a net capital ratio of .39 to 1.

Note 3 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2009, margin accounts guaranteed by the Company guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 4 – Related Party Transaction

Office space has been provided under a tenancy-at-will. Rent has been charged at the rate of $2,500 per month through August of 2009 and thereafter $4,000 per month, plus special assessments and utilities.

Note 5 – Investment in Marketable Security

The Company's investments in marketable securities were held for an indefinite period and thus were classified as available-for-sale. Available-for-sale securities were recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period included in other comprehensive income for the period.

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2009

Computation of basic net capital requirements:		
Total stockholder's equity qualified for net capital	$	12,300
Deductions:		
Non-allowable assets		
Property and equipment, net		1,058
Deposit with clearing broker		97
Total non-allowable assets		1,155
Net capital before haircuts and securities positions		11,145
Haircuts:		
Securities positions		(398)
		(398)
Net capital		10,747
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness		
Minimum dollar net capital for this broker-dealer ($5,000)		
Net capital requirement (greater of above two requirements)	$	5,000
Net capital in excess of required minimum	$	5,747
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2009)		
Net capital, as reported in Company's Part IIA Focus Report	$	7,088
Adjustments:		
Marketable securities		2,651
Less: haircut adjustment		1,008
Net capital, per December 31, 2009 audited report, as filed	$	10,747

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a OF THE SECURITIES AND EXCHANGE COMMISSIONS
AS OF DECEMBER 31, 2009

Total aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 4,109
Aggregate indebtedness	$ 4,109
Ratio of aggregate indebtedness to net capital	.39 to 1

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c-3 AS OF DECEMBER 31, 2009

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15C3-3

Harold Oshima
Oshima & Associates (a proprietorship)
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Oshima & Associates (a proprietorship) (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, We considered the Company's internal control over financial reporting ("including control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more the inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

February 23, 2010